Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Perez	Eduardo Rendon	Lucy Rodriguez
+52 (81) 8888-4334	+52 (81) 8888-4256	+1 (212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX MAKES SIGNIFICANT PROGRESS

IN ASSET DISPOSAL PROGRAM

MONTERREY, MEXICO. MARCH 21, 2019 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today it is making significant progress in its divestment initiative which is part of “A Stronger CEMEX”, a previously announced enhancement plan, by having closed or reached binding agreements for sales of approximately U.S.$750 million, which represents 50% of the low end of the December 2020 divestment target range.

CEMEX announced the “A Stronger CEMEX” plan in July 2018, which includes a U.S.$1.5 to U.S.$2 billion asset disposal target by the end of 2020. Since then, CEMEX has announced the divestment of assets in the Baltics and Nordics, the terminal in Manaus, Brazil, aggregates and ready-mix assets in Germany, the white cement business, including the Buñol cement plant in Spain, among other assets. The expected proceeds of these transactions represent a double digit multiple relative to 2018 EBITDA.

“We are pleased with the progress of our asset sale initiative under our “A Stronger CEMEX” plan, said Fernando A. Gonzalez, CEO of CEMEX. “We remain completely committed towards the goal of achieving an investment grade capital structure and will continue our disciplined deleveraging and improvement of our capital structure.”

For transactions that have closed, the proceeds were used for general corporate purposes, including debt reduction; and for those transactions that have not closed, the proceeds expected to be obtained from these divestments would be mainly used for debt reduction and general corporate purposes.

In relation to the divestments that have been announced but not closed, the closing of the announced sales is subject to finalizing definite sale agreements and/or the satisfaction of standard conditions for this type of transactions, which includes authorization by regulators.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information on CEMEX, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the transactions herein described to be materially different from those expressed or implied in this release, including not reaching final sale agreements or not satisfying all closing conditions required to close these divestments. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.

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